CM 3.22

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2004 WASH. D.C. 158

SECURITIES AND EXCHANGE COMMISSION

04015795

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McFarland, Grossman & Company, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9821 Katy Freeway, Suite 500
(No. and Street)

Houston (City) Texas (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clifford E. McFarland 713-464-7770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OSA Financial Services, Inc.
(Name – *if individual, state last, first, middle name*)

10801 Hammerly Blvd. Ste 112 (Address) Houston (City) Texas (State) 77043 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford E. McFarland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McFarland, Grossman & Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA PALOMO
MY COMMISSION EXPIRES
July 20, 2004

Signature

Senior Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACFARLAND, GROSSMAN & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS
AND ACCOUNTANTS REPORT
DECEMBER 31, 2003

OSA FINANCIAL SERVICES, INC
AUDIT, ACCOUNTING, TAX COMPLIANCE
HOUSTON, TX.

CONTENTS

OSA Financial Services, Inc.
Audit, Accounting, Tax Compliance
10801 Hammerly Blvd. Suite #112 Telephone (832) 358-1010
Houston, TX. 77043

INDEPENEDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
McFarland, Grossman & Company, Inc.
9821 Katy Freeway, Suite 500
Houston, TX. 77024

I have audited the accompanying statements of financial condition of McFarland, Grossman & Company Inc. (a Texas Corporation) as of December 31, 2003, and the related statements of operations, cash flows and changes in partners' capital for the year ended 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit results.

I conducted these audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects the financial position of McFarland, Grossman & Company, Inc. as of December 31, 2003, and the corresponding results of its operation, cash flows and changes in partners' capital for the year ended in conformity with generally accepted accounting principles.

My audits were conducted for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying information contained on Schedules 1,2 and 3 are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in my opinion, is fairly stated in all material respect in relation to the financial statements taken as a whole.

February 23, 2004

MCFARLAND GROSSMAN & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION

	For The Year Ended December 31, 2003	2002
ASSETS		
Cash and cash equivalents	$ 85,332	$ 57,163
Accounts Receivable – net of allowance for doubtful accounts of $500 in 2002 & 2003	776	6,076
Securities owned		
Marketable	1,700	744
Not readily marketable	-0-	-0-
	$ 87,808	$ 63,983
Furniture and equipment – at cost, net of accumulated Depreciation of $196,007 in 2003 and $189,149 in 2002	6,814	13,674
Prepaid expenses	4,625	722
Note Receivable – GBIC	3,750	-0-
Advances	835	-0-
Deferred federal income tax benefit	1,000	33,546
Total assets	104,832	111,924
LIABILITIES		
Accounts Payable	67,013	100,512
Accrued Expenses	16,188	14,754
Federal Income tax payable	-0-	-0-
Notes Payable	2,823	2,823
Total Liabilities	86,024	118,089
STOCHOLDERS EQUITY		
Class A common stock – no par value, 10,000,000 Shares authorized, 352,000 shares issued and outstanding	51,638	51,638
Retained Earnings (deficit)	(32,830)	(57,801)
	18,808	(6,164)
	$104,832	$111,926

See notes to financial statements

MCFARLAND GROSSMAN & COMPANY, INC.
STATEMENT OF OPERATIONS

	For The Year Ended December 31, 2003	2002
Revenues		
Investment Banking and financial advisory fees	$ 1,105,000	$775,625
Dividends and Interest	1,551	305
Net (loss) on securities	1,140	(45,621)
Other Income	603	2,723
	1,108,294	733,032
Expenses		
Officers' Salaries	120,000	128,671
Other Wages & Benefits	320,134	351,748
Rent	100,502	100,502
Telecommunications	24,578	29,587
Interest Expense	31,229	278
Depreciation and amortization	6,858	16,299
Other Operating Expenses	471,755	240,242
	1,075,056	867,327
Income (Loss) Before taxes	33,238	(134,295)
Federal Income Tax Expense		
Current	8,266	(9,821)
Deferred	(16,533)	(20,425)
	(8,267)	(30,246)
Net Income	24,971	(104,049)

See notes to financial statements

MCFARLAND GROSSMAN & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Class Common Stock	Retained Earnings Deficit	Total stockholders equity
Balance 12/31/02	$51,638	($57,801)	($6,163)
Net Loss (Gain) 2003		$24,971	
Balance 12/31/03	$51,638	($32,830)	$18,808

See notes to financial statements

MCFARLAND GROSSMAN & COMPNAY, INC.
STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2003
Cash Flows From Operating Activities	
Net Income (loss)	$24, 971
Adjustments to reconcile net income (loss) to net Cash provided by (used in) operating activities:	
Depreciation and amortization	6,859
Bad Debt expense	(500)
Deferred tax expense (benefit)	(23,180)
Interest added to notes receivables from shareholders	(31,229)
(Increase) decrease in:	
Accounts receivable	(6,842)
Securities Owned	84,950
Marketable Securities held as collateral for notes receivable from shareholders	0
Federal Income tax receivable	10,006
Prepaid expenses	4,625
Increase (Decrease) in:	
Accounts payable	(33,045)
Accrued Expenses	1,434
Federal Income tax payable	(8,266)
Net cash provided by operating activities	$29,783
Cash Flow from Investing Activities	
Purchase of furniture and equipment	0
Purchase of stock	0
Net cash used in financing activities	0
Cash Flow from Financing Activities	
Payments of debt	(1,613)
Net Increase (Decrease) in Cash and cash Equivalents	28,170
Cash and Cash Equivalents at Beginning of Year	57,162
Cash at End of Year	85,332

MCFARLAND GROSSMAN & COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 – Accounting Policies

Accounting policies followed by the company and the methods of applying these principles which materially affect the determination of financial position, results of operations and cash flows are summarized below;

Description of Business

McFarland, Grossman & company, Inc. located in Houston, Texas is a private investment banking firm and fully disclosed Securities Broker dealer. The Company is registered as a Broker – Dealer with the Securities and Exchange Commission, and is a member of the national Association of Securities Dealers, Inc. (NASD)

Statement Presentation

The Unclassified Statement of Financial condition is presented in accordance with industry standa

Revenue Recognition

Revenues for investment banking services are recognized when fees are collected. Placement fees a recorded when the transaction closes and the related fees are collected. Fees received in the form o equity securities are recorded at the fair market value of securities received. Expenses paid on beh of customers are recorded as receivables at date of occurrence. Earnings are charges with a provisi for doubtful accounts receivable based on collection experience and current review of collectibility accounts. Accounts deemed uncollectible are applied against the allowance for doubtful account.

Cash & Cash Equivalents

The Company considers all short term investments with an original maturity of three months or le to be cash equivalents.

MCFARLAND GROSSMAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Securities Owned

Marketable securities, consisting of equity securities, are stated at market value. The increase or decrease in net unrealized appreciation or depreciation is credited or charged to operations. Securities not readily marketable are investment securities which are carried at management's estimate of fair market value and cannot be publicly offered or sold unless a registration has been effected under the securities Act of 1933 or an exemption there from exists.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed at rates considered suffici to amortize the cost of the assets over five to seven years using accelerated methods.

Federal Income Tax

Federal Income tax is computed at prevailing rates.

The Company provides deferred income taxes for the expected future consequences of temporary difference between tax bases and financial reporting bases of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepte in the United States of America requires management to make estimates and assumptions that effe the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at th date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 – NOTES PAYABLE

At December 31, 2003, the Company had the following notes payable;

	2003
Unsecured notes payable to former employees, Interest at 8%, due in monthly installments of Principal of $403 until paid	$2,823.

NOTE 3 – INCOME TAXES

The following is a reconciliation of federal income taxes computed at the statutory rate with incom taxes recorded in the Statement of Income (Loss) for the year ended 2003

	2003
Federal income tax (benefit) at the statutory rate of 34%	$ 8,266
Non Deductible Items	2,533
Other	-0-
	$10,799.00

The components of the deferred tax assets and liability as of December 31, 2003 and 2003 were as follows:

	2003	2002
Deferred tax liabilities:		
Accumulated Depreciation	$(4,245)	$(3,000)
Securities owned	$1,700	$(18,149)
	$(2,545)	$(22,079)
Deferred tax assets:		
Securities owned	1,700	11,784
Accrued liabilities	0	14,350
Net operating loss carryforward	18,699	43,670
Net Deferred tax asset	23,180	33,546

NOTE 4 – OPERATING LEASES

The Company leases office space from an unrelated third party. The office lease expires in March 2006. Rent expense for the period ending December 21, 2003 was $100,502.73

Future minimum lease payments are as follows:

For the Year ended December 31,	Office Facilities	Office Equipment	Total
2003	$93,384	$15,568	$108,952
2004	$93,384	$13,208	$106,592
2005	$93,384	$6,366	$99,750
2006	$23,346	-0-	$23,346
	$303,498	$35,142	$338,640

NOTE 5 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ration of aggregate indebtedness to net capital at December 31, 2003 At December 31, 2003, the company had net capit deficit of $(121,177) respectively, and a net capital requirement of $50,000. The Company's computation of the ratio of aggregate indebtedness to net capital was not applicable due to the net capital deficit. The Securities and Exchange Commission permits a ration for the Company at this time of no greater than 15 to 1.

Due to the deficiency in its statutory net capital, the Company is restricted from marketing or sellii securities until such deficiency is cured. The Company has made all required notification to the NA regarding this deficiency. Management does not believe that this will have a material negative imp: on the Company.

NOTE 6 – PROFIT SHARING PLAN

The Company has an employee benefit plan under Section 401(K) of the Internal Revenue Service Code for all eligible employees. The plan calls for discretionary contributions as determined by the Board of Directors. Employee contributions are made to the plan by electing to defer 1% to 15% of the employee's compensation. The employer is not required to make matching contribution. Employees are eligible to participate in the plan after they have attained 21 years of age and have completed 6 months of service. The company made a contribution to the plan in the amount of $1,897.89 in December 2003.

NOTE 7 – STOCK OPTION PLAN

On December 13, 1995 the Company adopted its Stock Option Plan. Option grants may include stock appreciation rights in order to allow for cashless option exercises. The option price may not be less than the fair market value of a share on the date the option is granted and the maximum term of an option may not exceed ten years

There are currently no options outstanding as of December 31, 2003. As such, there are no actual pro forma amounts impacting the Fiscal year 2003 financial reports under Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation.

The Company historically accounts for its employee stock options under Accounting Principles Board Option No. 25, 'Accounting for Stock Issued to Employees" for which no compensation expense is recognized for employee stock options if there is no intrinsic value at the end of grant.

NOTE 8 – Transactions with Related Parties

The Company did not engage in nay related party transactions during the fiscal year ending December 31, 2003. Mr. Clifford McFarland is the sole, 100% stockholder of this firm.

MCFARLAND GROSSMAN & COMPANY, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net Capital		
Total Shareholders' Equity for Net Capital		$ (32,830)
Deductions and/or Charges		
Non Allowable assets:		
Property & Equipment	$ 13,674	
Accounts Receivable	776	
Deferred federal income tax	23,180	
Other Assets	547	38,177
Net Capital Deficit Before haircuts on Securities Transactions Positions		(71,007)
Haircuts on Securities		(170)
Net Capital Deficit		(71,177)
Aggregate Indebtedness		
Items included in balance sheet		
Accounts Payable & accrued expenses		80,377
Notes payable		2,824
		83,201
Computation of Basic Net capital Requirements		
Minimum Net Capital required (6.67% of total aggregate Indebtedness)		5,574
Minimum Dollar Net Requirement		50,000
Net capital requirement (greater of above two minimum requirement amounts		50,000
Net Capital Deficiency		(121,177)
Ratio: Aggregate Indebtedness to Net Capital		N/A

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2002, filed with the Securities and Exchange Commission by the Company on Part IIA, of form X-17 a-5 except for $7,800 of accrued expenses.

Schedule II

MCFARLAND GORSSMAN & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFROMATRION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHNGE COMMISSION

AS OF DECEMBER 31, 2003

EXEMPTION PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under Section (k) (2) (ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis

INDEPENDEDNT AUDITORS REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
McFarland, Grossman & Company, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of McFarland, Grossman & Company, Inc. for the year ended December 31, 2003, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide an assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by McFarland, Grossman & Company, Inc. including tests such as practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3.Because McFarland Grossman & Company, Inc. does not carry securities for customers or perform custodial functions related to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons.
2) Recordation of differences required by Rule 17a-13
3) Complying with the regulations for prompt payment for securities under
4) Section 8 of the Federal Reserve Regulation T of the Board of governors of the Federal Reserve System.

The management of McFarland Grossman & Company, Inc. is responsible for establishing and maintaining internal control structure and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control structure policies and procedures and of the practices and procedures that can be expected to achieve SEC above mentioned policies and guidelines. Two of the objectives of an internal control structure, practice and procedures are to provide management with reasonable but not absolute assurance that assets for which MGCO, Inc has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the previous paragraph

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 on their regulation of registered brokers and dealers, and should not be used for any other practice.

February 23, 2004

James Rogers
Chief Executive Officer
OSA Financial Services, Inc